Exhibiy 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	29 June 2016, at 9.15 a.m. (EET)

CHANGES IN THE MANAGEMENT TEAM

Timo Veromaa, President and CEO of Biotie Therapies Corp. (“Biotie”, the “Company”) David Cook, CFO and Stephen Bandak, CMO of Biotie are leaving the Company by June 30, 2016.

The Board of Directors of Biotie has appointed Antero Kallio, M.D., as the new CEO and Kristian Rantala as CFO for the Company, effective July 1, 2016. Antero Kallio is currently the site head of Biotie’s operations in Turku, Finland and Kristian Rantala is vice president finance of the Company. The responsibilities of the Chief Medical Officer will be divided among the Company’s research and development team staff members as well as with Acorda Therapeutics’ interim Chief Medical Officer Burkard Blank, M.D.

Timo Veromaa was appointed President and CEO of Biotie in 2005. He has led the company through a number of pivotal transactions, including financial restructurings, acquisition of Synosia Therapeutics Holding AG in 2011 and IPO of Biotie in the US in 2015.

“We thank Timo for his expertise, dedication and commitment to Biotie during more than a decade at the helm of the Company. Timo, David and Stephen have been instrumental for the Company during the recent years, in particular in connection with the US listing and fundraise that took place in 2015. We wish Timo, David and Stephen the best in their future endeavours” says Ron Cohen, Chairman of the Board of Directors of Biotie.

Turku, 29 June 2016

THE BOARD OF DIRECTORS

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.